November 25, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Stacie Gorman
Pam Howell

Re:	TMT Acquisition Corp
Amendment No. 9 to Registration Statement on Form S-1
Filed November 9, 2022
File No. 333-259879

Dear Ms. Gorman:

On behalf of TMT Acquisition Corp, a Cayman Islands company (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 10 to Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated November 23, 2022, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on November 9, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 9 to Registration Statement on Form S-1

Risk Factors

Our rights agreement will designate ... , page 51

1. We note your disclosure that the forum provision in your rights agreement “will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” However, we note that this carve out is not included in Section 7.3 of the rights agreement. Please revise.

Response: In response to the Staff’s comment, the Company has revised Section 7.3 of the Form of Rights Agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

November 25, 2022

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the response herein addresses the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Liang Shih
Liang Shih

cc:	Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp